August 2, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 20, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated August 1, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 filed July 20, 2022 (“Amendment No. 4”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience we will deliver a copy of Amendment No. 5 as well as a copy of Amendment No. 5 marked to show all changes made since the filing of Amendment No.4.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 4 unless otherwise specified.

Amendment No. 4 to Registration Statement on Form S-1

Warrants to be Issued in This Offering, page 80

1.Your warrant agreements (Exhibits 4.1 and 4.4) appear to also require that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. It is further provided that these provisions do not limit or restrict the federal district court in which a Holder may bring a claim under the U.S. federal securities laws. Please update the disclosure here to describe these provisions. As appropriate, please update your risk factors section.

Response: In response to the Staff’s comment, the Company updated disclosures on page 83 addressing those provisions of the Warrants and Additional Warrants. The Company also added the following risk factor:

The Warrants, Pre-Funded Warrants and Additional Warrants will designate the state and federal courts sitting in the City of New York, Borough of Manhattan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of such warrants, which could limit the ability of such holders to obtain a favorable judicial forum for disputes with our company.

The Warrants, Pre-Funded Warrants and Additional Warrants will provide that each party to such warrants agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by such warrants (whether brought against a party thereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) will be commenced exclusively in the state and federal courts sitting in the City of New York. In addition, each party to such warrants will irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute thereunder or in connection therewith or with any transaction contemplated thereby or discussed therein, and also will irrevocably waive, and will agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Notwithstanding the foregoing, these provisions of such warrants will not limit or restrict the forum in which a holder of such warrants may bring a claim under the Securities Act or the Exchange Act. These provisions may limit the ability of a holder of such warrants to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of such warrants inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan